BECKMAN, LIEBERMAN & BARANDES, LLP ATTORNEYS AT LAW 116 John Street, New York, NY 10038	TELEPHONE (212) 608-3500 TELECOPIER (212) 608-9687
Long Island Office 100 Jericho Quadrangle, Jericho, NY 11753 Ext. 127 Direct Fax (212) 608-9687 E-Mail: RBarandes@BLBLLP.com

January 28, 2008

Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549 - 7010
Attn: Edward N. Kelly, Senior Counsel

Re:	Versadial, Inc., formerly Carsunlimited.com, Inc.
Registration Statement on Form SB-2, as amended Filed January 23, 2008 - File# 333-141365
Amendment 1 to Annual Report on Form 10-KSB for the fiscal year ended June 30, 2007 Filed January 23, 2008 - File #333-43748

Ladies and Gentlemen:

On behalf of Versadial, Inc. (“Company”) or (“Versadial”), the following is our response, including supplemental information, to the comment of the Securities and Exchange Commission (“SEC”) set forth in its letter dated January 25, 2008 with respect to the above referenced documents filed by the Company. Supplemental information provided to you in this letter is based upon information and/or documentation provided by the Company. The numbers of our response parallels the number in your January 25, 2008 letter.

1.	Please be advised supplementally that we have amended Form 10-KSB (Amendment No. 2) to include updated 302 and 906 certifications as required.

Very truly yours,

Beckman, Lieberman & Barandes, LLP

By:/s/ Robert Barandes
Robert Barandes
RB/cr